[redacted]

08028391

AB 3/6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 28 2008

Washington, DC
111

SEC FILE NUMBER
8- 66872

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dilworth Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 ALTERNATE 19 N
(No. and Street)

PALM HARBOR (City) FL (State) 34683 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN GONZALEZ 813/877/9609 X 110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FERLITA, WALSH & GONZALEZ, PA
(Name – *if individual, state last, first, middle name*)

3302 AZEELE STREET (Address) TAMPA (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, JAMES K. DILWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DILWORTH SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FROMENT J. GONZALEZ, III
Comm# DD0576994
Expires 8/20/2010
Florida Notary Assn., Inc

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants

The CPA. Never Underestimate The Value.℠

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.
DON F. RODRIGUEZ, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

SEC Mail Processing Section

FEB 28 2008

Washington, DC
111

Board of Directors
Dilworth Global Placements Corp

In planning and performing our audit of the financial statements and supplemental schedules of Dilworth Global Placements Corp (The Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness fo the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

3302 Azeele St. · Tampa, FL 33609
(813) 877-9609 · Fax: (813) 875-4477

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

February 1, 2008

DILWORTH SECURITIES, INC.
f/k/a DILWORTH GLOBAL PLACEMENT CORP

FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

FWG Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants

(CPA) The CPA. Never Underestimate The Value.

AM S. FERLITA, C.P.A.
INCENT E. WALSH, C.P.A.
ROMENT JOHN GONZALEZ, III, C.P.A.
ON F. RODRIGUEZ, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dilworth Securities, Inc.
Palm Harbor, Florida

We have audited the accompanying statements of financial condition of Dilworth Securities, Inc. as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years ended December 31, 2007 and 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dilworth Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

February 1, 2008

3302 Azeele St. · Tampa, FL 33609
(813) 877-9609 · Fax: (813) 875-4477

DILWORTH SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

		2007		2006
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	10,569	$	445,016
Accounts Receivable		42,685		-
Due from affiliate		-		152,704
Deposits and other assets		249		4,118
TOTAL CURRENT ASSETS		53,503		601,838
PROPERTY AND EQUIPMENT, NET		1,118		-
	$	54,621	$	601,838
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	4,342	$	5,327
TOTAL CURRENT LIABILITIES		4,342		5,327
STOCKHOLDER'S EQUITY				
Common stock, $.01 par value, authorized 10,000 shares, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		293,936		25,550
Retained earnings (deficit)		(243,667)		570,951
		50,279		596,511
	$	54,621	$	601,838

See accompanying notes.

DILWORTH SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions	$ 246,060	$ 2,171,304
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and legal	9,228	20,296
Advertising	140	2,861
Automobile	5,191	-
Bad Debt Expense	3,067	-
Bank service charges	503	680
Commissions paid	-	46,635
Compliance consulting	28,707	26,129
Contract labor	1,440	939
Depreciation	125	-
Dues and subscriptions	1,012	1,421
Insurance	1,270	294
Licenses	1,015	464
Office	5,021	6,608
Payroll, payroll taxes and expenses	267,309	542,028
Postage and printing	189	437
Registration fees	3,068	4,419
Regulatory Fees	1,530	-
Rent	10,786	11,478
Repairs	36	1,238
Research	2,200	-
Taxes - other	400	47
Telephone	6,849	5,356
Travel and entertainment	27,405	39,633
	376,491	710,963
INCOME FROM OPERATIONS	(130,431)	1,460,341
OTHER INCOME/(EXPENSE)		
Interest income	3,442	510
Other Income	35,000	-
Interest expense	(325)	-
Contributions	(38,995)	-
TOTAL OTHER INCOME/(EXPENSE)	(878)	510
NET INCOME (LOSS)	$ (131,309)	$ 1,460,851

See accompanying notes.

DILWORTH SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid - In Capital	Retained (Deficit)/ Earnings	Total
Balance at December 31, 2005	$ 10	$ 25,550	$ (15,230)	$ 10,330
Net income	-	-	1,460,851	1,460,851
Distributions to stockholder	-	-	(874,670)	(874,670)
Balance at December 31, 2006	10	25,550	570,951	596,511
Net income	-	-	(131,309)	(131,309)
Contribution of capital	-	268,386	-	268,386
Distributions to stockholder	-	-	(683,309)	(683,309)
Balance at December 31, 2007	$ 10	$ 293,936	$ (243,667)	$ 50,279

See accompanying notes.

DILWORTH SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (131,309)	$ 1,460,851
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	125	-
Decrease (increase) in:		
Accounts Receivable	(42,685)	-
Due from affiliate	152,704	(152,704)
Deposits and other assets	3,869	(3,713)
Increase (decrease) in:		
Accounts payable	(985)	5,327
Due to affiliate	-	(63,087)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(18,281)	1,246,674
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(1,243)	-
NET CASH USED BY INVESTING ACTIVITIES	(1,243)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of capital	268,386	-
Distributions to stockholder	(683,309)	(874,670)
NET CASH USED BY FINANCING ACTIVITIES	(414,923)	(874,670)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(434,447)	372,004
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	445,016	73,012
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 10,569	$ 445,016
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income tax paid	$ -	$ -

See accompanying notes.

DILWORTH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dilworth Securities, Inc. (Company) engages in the sales and marketing of financial products in the state of Florida.

Revenue Recognition

The Company records commissions on a settlement date basis.

Accounts Receivable

Accounts receivable represent commissions earned on investments settled during the year but not yet received until subsequent year. The Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables and historical collection information. No allowance for doubtful accounts were considered necessary at December 31, 2007..

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses.

Statement of Cash Flows

The Company considers all cash in bank and investments with an original maturity of ninety days or less as cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the property and equipment.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code section 1362(a) to be taxed as an S Corporation effective January 1, 2005. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the Company's taxable income.

Fair Value of Financial Instruments

The Company's financial instruments include cash and deposits. The carrying values of these financial instruments have been estimated by management to approximate their fair values.

Concentration of Credit Risk

The Company maintains its cash balance in a financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007 and 2006, the Company's uninsured cash balance was $0 and $244,506, respectively.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate. The agreement calls for allocating direct expenses to the Company as well as indirect expenses based on percentages in the agreement. The Company was owed $0 and $152,704 at December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, the affiliate contributed approximately $268,000 of capital into the Company.

NOTE C - MAJOR CUSTOMERS

During the year ended December 31, 2007, four customers accounted for approximately 17%, 32%, 11% and 40%, respectively, of all revenues earned.

SUPPLEMENTARY INFORMATION

DILWORTH SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 50,279
Deductions and / or charges	
Non-allowable assets	
Deposits and other assets	(249)
Property & Equipment - Net	(1,118)
Net capital	$ 48,912
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 4,342
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar requirement	$ 5,000
Excess net capital	$ 43,912
Ratio: Aggregate indebtedness to net capital	0.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net Capital, as reported in Company's part II (unaudited) FOCUS	$ 43,416
Audit adjustments:	
Adjustment to accounts receivable	2,685
Adjustment to cash	2,811
Net Capital per above	$ 48,912

See Independent Auditors' Report.

DILWORTH SECURITIES, INC.
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2007

The Company qualifies for exemption under Rule 15c3-3(k)(2)(I) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See Independent Auditors' Report.

END